

Mail Stop 3720

September 21, 2009

Mr. Daniel Ng
President and Chief Executive Officer
2505-06, 25F Stelux House
698 Prince Edward Road East
Kowloon, Hong Kong

> **Re:** **China Digital Media Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed on March 31, 2009 and amended on April 6, 2009**
> **File no. 0-30212**

Dear Mr. Ng:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director